EXHIBIT 99.3

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.
2695 MOUNTAIN HIGHWAY
NORTH VANCOUVER, B.C., V7J 2N4
CANADA
Tel. 604 985 2143: Fax. 604 988 9909: Mobile 604 728 7716
Email: baileygeological@shaw.ca

Principal: David G. Bailey Ph.D., P.Geo.

VIA SEDAR

February 10, 2011

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE:      Levon Resources Ltd.  (the “Company”) – Consent of Qualified Person

I refer to the technical report entitled “Cordero Project, Chihuahua State, Mexico” and dated February 9th, 2011 (the “Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of David G. Bailey, Ph.D., P.Geo. to the public filing of the Report and to the inclusion of extracts from, or a summary of the Report in the Company’s annual information form section titled “Description of the Mining Properties, Cordero Project, Chihuahua State, Mexico” dated February 10, 2011 (the “Written Disclosure”).

I confirm that I have read the Written Disclosure and it fairly and accurately represents the information in the Report that supports the disclosure.

Dated February 10th, 2011

Yours truly

David G. Bailey, Ph.D., P.Geo.